UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

W. P. Carey Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

92936U109

(CUSIP Number)

Estate of Wm. Polk Carey

c/o James Sligar, Esq.

Milbank, Tweed, Hadley and McCloy LLP

New York, New York 10005

(212) 530-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.92936U109

1	NAMES OF REPORTING PERSONS. The Estate of Wm. Polk Carey, Deceased
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO and PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,699,484
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 10,699,484
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,699,484
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on the Form 10-Q filed on November 8, 2012 by W. P. Carey Inc., there were 68,873,002 shares of W. P. Carey Inc. Common Stock outstanding as of November 2, 2012.

This Amendment No. 5 is being filed by the Estate of Mr. Wm. Polk Carey (the “Estate” or the “Reporting Person”) and amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 10, 2011 (as amended on January 31, 2012, March 16, 2012, August 3, 2012, and October 10, 2012, the “Schedule 13D”) with respect to the common stock, par value $0.001 per share (the “Common Stock”), of W. P. Carey Inc., a Maryland corporation (the “Company”). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Unless otherwise indicated, terms used but not defined in this Amendment No. 5 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 (a) and (b) is amended as follows:

(a) The Estate directly owns 3,579,052 shares of Common Stock, which represents 5.2% of all outstanding shares of Common Stock, and indirectly owns, through Wm. Polk Carey Estate, LLC, a New York limited liability company wholly owned by the Estate, 7,114,735 shares of Common Stock, which represents 10.3% of all outstanding shares of Common Stock. The Estate also beneficially owns 5,697 shares of Common Stock that the Estate has the right to acquire through the exercise of share options within the next sixty (60) days. As a result, the Estate is deemed to beneficially own 10,699,484 shares of Common Stock, which represents 15.5% of all outstanding shares of Common Stock. The preceding percentage ownership calculations are based on 68,873,002 shares of Common Stock outstanding as reported on the Form 10-Q filed on November 8, 2012 by W. P. Carey Inc.

(b) The Estate has the sole power to vote 10,699,484 shares of Common Stock and the sole power to dispose of 10,699,484 shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

On December 19, 2012, the Estate and Wm. Polk Carey Estate, LLC, a New York limited liability company (“WPCE LLC”), entered into a demand promissory note (“Demand Promissory Note”) with Credit Suisse AG, New York Branch (“CSNY”) as lender, pursuant to which the Estate and WPCE LLC may borrow a maximum amount of Thirty Million Dollars ($30,000,000), the repayment of which is secured by a pledge of 2,000,000 shares of Common Stock owned by WPCE LLC. In connection with such pledge, WPCE LLC entered into a security and pledge agreement (“Security and Pledge Agreement”) with CSNY, and securities account sole control agreement (“Securities Account Sole Control Agreement”) with CSNY, Credit Suisse Securities (USA) LLC and Pershing LLC. The foregoing is qualified in its entirety by reference to the Security and Pledge Agreement filed as Exhibit D to this amended Schedule 13D and the Securities Account Sole Control Agreement filed as Exhibit E to this amended Schedule 13D, each of which is incorporated by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit D: Security and Pledge Agreement, dated as of December 19, 2012, by and among Wm. Polk Carey Estate, LLC and Credit Suisse AG, New York Branch.

Exhibit E: Securities Account Sole Control Agreement, dated as of December 19, 2012, by and among Wm. Polk Carey Estate, LLC, Credit Suisse AG, New York Branch, Credit Suisse Securities (USA) LLC and Pershing LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2012

By:	/s/ Jan F. Kärst
Name:	Jan F. Kärst
Title:	Executor

By:	/s/ H. Augustus Carey
Name:	H. Augustus Carey
Title:	Executor

Exhibit Index

Exhibit No.	Exhibit Name

D	Security and Pledge Agreement, dated as of December 19, 2012, by and among Wm. Polk Carey Estate, LLC and Credit Suisse AG, New York Branch.

E	Securities Account Sole Control Agreement, dated as of December 19, 2012, by and among Wm. Polk Carey Estate, LLC, Credit Suisse AG, New York Branch, Credit Suisse Securities (USA) LLC and Pershing LLC.